EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No.3 to Registration Statement No. 333-170570 of our report dated March 14, 2014 relating to the consolidated financial statements of Adherex Technologies Inc. (the “Company”) (a development stage company) (which report expresses an unqualified opinion and include explanatory paragraphs relating to the conditions and events that raise substantial doubt on the Company’s ability to continue as a going concern and the retrospective adjustments to the 2011 financial statements to give effect of the reverse stock split) appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

Ottawa, Canada

April 8, 2014